BELEZA LUXURY GOODS, INC.

5925 Kirby Drive, Suite E324
Houston Texas 77005

April 9, 2009

United States
Securities and Exchange Commission
H. Christopher Owings
Assistant Director

Dear Mr. Owings:

Re:          Beleza Luxury Goods, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 25, 2009
File No.  333-147141

We are writing in response to your comment letter of April 6, 2009.  Please see our corresponding responses below.

Industry Overview, page 21

1.  Cigar Industry Overview

We have added the quotation marks to begin the quote at, “Cooper Gardiner, vice president of marketing…”

Annual Consolidated Financial Statements, page 37
Consolidated Financial Statements of Cash Flows, F-5

2.  We have revised our consolidated statements of cash flows for the years ending March 31, 2008.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

3.  We have updated the Consent from our independent registered public accounting firm.

If you have any questions, please do not hesitate to contact me at 713.851.1121.

Yours truly,

Beleza Luxury Goods, Inc.

/s/ Marcus Smith

Marcus Smith
President

Telephone:  713.851.1121